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Marc Dedonder

Co-Founder @ misterb&b – Travel & Social Networking | Partnership Development | Exclusive LGBT Community Accommodations

Paris 03, Île-de-France, France

 misterb&b

 Ecole supérieure de journalisme de Lille

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Message 

Marc Dedonder is an ROI focused content and digital/social media marketing strategy maker for Mister B&B - a premier travel and social networking website that provides rented lodging primarily to individuals in the LGBT community. Equipped with 16+ years of experience, Marc excels in all facets ...

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Experience



Head of Content & Community

misterb&b

2014 – Present · 5 yrs

Paris Area, France

DIGITAL AND ONLINE MARKETING | CONTENT MARKETING INITIATIVES | SOCIAL MEDIA MARKETING

♦ Co-founded largest travel & social networking website, providing rented lodging to individuals in the LGBT community, and lead content marketing & community engagement initiatives

♦ Engage investors for venture capital funding, and collaborate with the host community to position Mister B&B in 135 countries earning recognition as the largest gay hotelier... See more

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Editorial Manager & Co-founder

myGayTrip.com

Nov 2009 – Present · 9 yrs 4 mos

Paris Area, France

♦ Orchestrated successful launch of the new travel and stay business for a unique community - Operated as the largest gay trip advisor in Europe, securing profits during the launch phase (within 2 years)

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Managing Director | Editor-in-Chief

Virgin Radio France (Lagardère Active)

Aug 2000 – Nov 2008 · 8 yrs 4 mos

Paris Area, France

♦ Earned fast-track promotions and increased responsibilities based on performance from Deputy-to-the-editor to the chief-to-the-editor-in-Chief and to the Managing Director of the entire operation

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Education

Ecole supérieure de journalisme de Lille
Master of Arts (MA)
1993 – 1995

Université Denis Diderot (Paris VII)
Bachelor of Languages, German & English
1990 – 1993

Graduated from french unversity Paris VII in 1993 with a German/English degree



